UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Northern Dynasty Minerals Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

66510M204
(CUSIP Number)

February 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66510M204	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mitsubishi Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 66510M204	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Northern Dynasty Minerals Ltd. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices Suite 1020-800 West Pender Street Vancouver, British Columbia V6C2V6, Canada

Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of Mitsubishi Corporation (the “Reporting Person”).

	(b)	Address of Principal Business Office The address of the principal business office of the Reporting Person is 3-1, Marunouchi 2-Chome, Chiyoda-Ku, Tokyo 100-8086, Japan.

	(c)	Citizenship The Reporting Person is a corporation organized under the laws of Japan.

	(d)	Title of Class of Securities Common Stock, no par value (the “Common Stock”)

	(e)	CUSIP Number 66510M204

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: The Reporting Person owns no shares of Common Stock.

	(b)	Percentage Owned: The Reporting Person owns 0% of the outstanding Common Stock as of the date hereof.

CUSIP NO. 66510M204	SCHEDULE 13G	Page 4 of 5 Pages

(c) Number of Shares as to Which Such Person Has: The Reporting Person has no power to vote or direct the vote, and no power to dispose or direct the disposition of any shares of Common Stock.

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.      ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.
Certification

(b)  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 66510M204	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2011

MITSUBISHI CORPORATION

By:	/s/ Kenji Tani
	Name:	Kenji Tani
	Title:	Senior Vice President
COO for Non-Ferrous Metals Division
Metals Group
Mitsubishi Corporation